SEC
Mail Processing
Section

MAR 01 2017

Washington DC
413

17009408

...AL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sunstreet Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10320 W. McDowell Rd., Bldg. F, Suite 6018
(No. and Street)

Avondale (City) CA (State) 85392 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Munib (Mike) Haddad 800-823-1822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, Inc.
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100 (Address) Katy (City) TX (State) 77450 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Munib S. Haddad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sunstreet Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Munib Haddad
Signature

CEO
Title

2/28/17
Notary Public

Jose Perez
Notary Public
Maricopa County, Arizona
My Comm. Expires 08-27-19

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bryant A. Gaudette, CPA

INDEPENDENT AUDITOR'S REPORT

To the Managers and/or Directors
Sunstreet Securities, LLC
10320 W. McDowell Rd
Bldg. F, Suite 6018
Avondale AZ 85392

Report on the Financial Statements

I have audited the accompanying financial statements of **Sunstreet Securities, LLC** (the "Company") which comprise the statement of financial condition as of **December 31, 2016**, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

BRYANT A. GAUDETTE, CPA

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunstreet Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted to form an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BRYANT A. GAUDETTE, INC.

Bryant A. Gaudette
21320 Provincial Blvd. #100
Katy, TX 77450
bgaudette@aol.com

Katy, TX
February 27, 2017

Table of Contents

SUNSTREET SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Current assets:		
Cash and cash equivalents	$	4,578
Accounts receivable		29,062
Deposits		25,060
Total current assets		58,700
Property and equipment, net (Note 4)		4,724
Total assets	$	63,424

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable	$	33,486
Total current liabilities		33,486
Commitments and contingent liabilities (Note 5)		-
Members equity:		
Member's capital		54,000
Distributions		(841,000)
Retained earning		816,938
		29,938
Total liabilities and member's equity	$	63,424

See independent auditors' report and accompanying notes

SUNSTREET SECURITIES, LLC
STATEMENT OF OPERATION
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenue:		
Commission revenue	$	402,520
Fee income		111,565
Other income		72,286
Total sales		586,371
General and administrative expenses:		
Regulatory fees		36,020
Commissions		393,824
Professional fees		1,250
Depreciation		1,632
Office expenses		27,065
Payroll expenses		18,986
Telephone and technology		10,405
Travel and business promotion		2,793
Total general and administrative expenses		491,975
Net income	$	94,396

See independent auditors' report and accompanying notes

SUNSTREET SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Member's Capital	Distributions	Retained Earnings	Total Member's Equity
Balance at December 30, 2015	$ 54,000	$ (736,801)	$ 722,541	$ 39,740
Distributions		(104,200)		(104,200)
Net income			94,396	94,396
Balance at December 31. 2016	$ 54,000	$ (841,001)	$ 816,937	$ 29,936

See independent auditors' report and accompanying notes

SUNSTREET SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:		
Net income	$	94,396
Adjustments to reconcile income to net cash provided by operating activities:		
Depreciation expense		1,632
Changes in operating assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable		6,615
Deposit		174
Increase (decrease) in liabilities:		
Accounts payable		(2,001)
Net cash used by operating activities		100,816
Cash flows from investing activities:		
Purchase of property and equipment		0
Net cash used by investing activities		0
Cash flows from financing activities:		
Distribution to member		(104,200)
Net cash used by financing activities		(104,200)
Net change in cash		(3,384)
Cash, beginning of the year		7,962
Cash, end of the year	$	4,578

See independent auditors' report and accompanying notes

SUNSTREET SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

1. ORGANIZATION

Sunstreet Securities, LLC (the Company), was registered under the laws of the state of Arizona in January 2006. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company provides broker-dealer services to institutional and retail customers as an introducing broker dealer transacting securities on a fully disclosed basis. The Company is located in Avondale, Arizona and provides services to customers throughout the United States.

The Company, like other securities firms, is directly affected by general economic market conditions including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, securities brokerage and other services, all of which have an impact on the Company statement of financial condition as well as its liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer commission income and related commission and clearing expenses are recorded on a trade date basis. Securities transactions of the Company and commission income and expense are recorded on an accrual basis. Securities owned are valued at market value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("*SFAS No. 144*"), the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company assesses the recoverability of the long-lived and intangible assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. There were no impairments during the year ended December 31, 2016.

Property and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided using straight-line over the estimated useful lives of the assets (generally 3 to 7 years).

Income Taxes

On January 2006, the Company elected to be taxed as a single member LLC. Subsequently, On January 2013 the Company elected to be taxed under subchapter S of the Internal Revenue Code. All income and expense is passed through the Company, which is treated as an individual for tax purposes and reported on the income tax return of the individual member. Accordingly, the financial statements include no provision or liability for income taxes. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no tax positions which must be considered for disclosure.

Penalties and interest assessed by income taxing authorities are included in operating expenses.

Cash and Cash Equivalents

For purpose of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

Concentration of Credit Risk

The Company maintains cash balances and deposits with financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximate fair value.

In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (*"SFAS No. 142"*), goodwill is defined as the excess of the purchase price over the fair value assigned to individual assets acquired and liabilities assumed and is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the Company's fourth fiscal quarter or more frequently if indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company's reporting units with each respective reporting unit's carrying amount, including goodwill. The fair value of reporting units is generally determined using the income approach. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, the second step of the goodwill impairment test is performed to determine the amount of any impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. In accordance with SFAS No. 142, no amortization is recorded for goodwill with indefinite useful life. The company had no impairment loss during the year ended December 31, 2016.

3. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2016.

4. FURNITURE AND EQUIPMENT

Office Furniture and equipment	$	13,663
		13,663
Less: Accumulated depreciation		(8,939)
At December 31, 2016:	$	4,724

5. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Leases

The Company does not maintain any lease commitments as of December 31, 2016.

Risk Deposit

On January 13, 2012 the Company entered into a fully disclosed clearing agreement with RBC Capital markets LLC. Beginning January 13, 2012, the Company was required to place a risk deposit of $15,000 with RBC Capital Markets LLC. Consistent with the terms of the Agreement. Subsequently, the Company was required to make additional 12 monthly deposits beginning in January 2014 and ending in December 2014 for the amount of $833 each month. As of December 31, 2016 the Company had a risk deposit balance of $25,000 with RBC Capital Markets LLC.

6. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Cash deposits with banks potentially subject the Company to concentrations of credit risk. The Company places its cash deposits with quality financial institutions and generally, by policy, limits the amount of credit exposure in any one financial institution to the amount of Federal Deposit Insurance Corporation (FDIC) coverage of $250,000. At December 31, 2016, the Company had no cash deposits in excess of the FDIC coverage.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital. At December 31, 2016, the Company had net capital of $25,154 which was $20,154 in excess of its required net capital of $5,000 The Company's ratio of aggregate indebtedness to net capital was 133.12%

8. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

9. SIPC - NET OPERATING REVENUE AND GENERAL ASSESSMENT

The Company is subject to the Securities and Exchange Commission's determination of SIPC net operating revenues and general assessment. At December 31, 2016, the Company had SIPC net operating revenue $122,066 with a general assessment of $305. The Company plans to pay the assessment timely.

SUNSTREET SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

SUPPLEMENTAL SCHEDULES

SUNSTREET SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

		Audited Financial Statements	Focus X-17A-5 Part IIA	Difference
Net capital: Total stock holders equity		$ 29,938	29,938	$ -
Deductions:				
Non-allowable assets:				
Cash in CRD account	$ 60			
Property and equipment	4,724	4,784	4,784	-
Net capital before haircuts on securities positions		25,154	25,154	-
Less: Haircuts on securities		-	-	-
Net capital (A)		$ 25,154	25,154	$ -
Total aggregate indebtedness (B)		$ 33,486	33,486	$ -
Minimum net capital required ($5,000 or 6-2/3% indebtedness)		$ 5,000	5,000	$ -
Excess net capital		$ 20,154	20,154	$ -
Ratio of aggregate indebtedness to net capital (b) / (a)		133.12	133.12	

SUNSTREET SECURITIES, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2016

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

SUNSTREET SECURITIES, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2016

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

Member FINRA, SIPC
SunStreet
Securities, LLC

SUNSTREET SECURITIES, LLC
SCHEDULE II
EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2016

Sunstreet Securities, LLC operates pursuant to paragraph (k) (2) (ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3

The Company has met the identified exemption provisions for the year ended December 31, 2016 without exception.

Mike Haddad
Chief Executive Officer

Bryant A. Gaudette, CPA

EXEMPTION REVIEW REPORT

15c3-3 (k)(2)(ii)

Mike Haddad
Sunstreet Securities, LLC
10320 W. McDowell Rd
Bldg. F, Suite 6018
Avondale AZ 85392

Dear Mike Haddad:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Sunstreet Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Sunstreet Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3. Sunstreet Securities, LLC stated that it has met the identified exemption provisions of 15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception. Sunstreet Securities, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sunstreet Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, INC.

Bryant A. Gaudette
21320 Provincial Blvd. #100
Katy, TX 77450
bgaudette@aol.com

Katy, Texas
February 27, 2017

BRYANT A. GAUDETTE, CPA

Sunstreet Securities, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

Sunstreet Securities, LLC is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2016, which were agreed to by Sunstreet Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Sunstreet Securities, LLC's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Sunstreet Securities, LLC's management is responsible for Sunstreet Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no material differences.
2. Compared audited Total Revenue for the period of January 01, 2016 through December 31, 2016 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no material differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no material differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BRYANT A. GAUDETTE, INC.

Bryant A. Gaudette
21320 Provincial Blvd. #100
Katy, TX 77450
bgaudette@aol.com

Katy, TX
February 27, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2931**********************MIXED AADC 220
67541 FINRA DEC
SUNSTREET SECURITIES LLC
10320 W MCDOWELL RD STE 6018 BLDG F
AVONDALE AZ 85392-4870

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MIKE HADDAD 800-823-1822

2. A. General Assessment (item 2e from page 2)		$ 305
B. Less payment made with SIPC-6 filed (**exclude interest**) 08-02-2016 Date Paid		(171)
C. Less prior overpayment applied		(-0-)
D. Assessment balance due or (overpayment)		134
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		-0-
F. Total assessment balance and interest due (or overpayment carried forward)		$ 134
G. **PAYMENT: √ the box** **Check mailed to P.O. Box ☑ Funds Wired ☐** **Total (must be same as F above)**	$ 134	
H. Overpayment carried forward	$(-0-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SUNSTREET SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 29th day of January, 2017.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: